MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SEPTEMBER 30, 2009

The following management discussion and analysis is dated November 11, 2009 and should be read in conjunction with the September 30, 2009 interim consolidated financial statements of IntelliPharmaCeutics Ltd.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to IntelliPharmaCeutics Ltd. and/or IntelliPharmaCeutics Corp. as the context requires.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

The information in this document contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company and the prospects of the industry in which it operates.  These statements should be read in the context of accompanying meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results.  All statements other than statements of historical facts made in this prospectus are forward looking.  The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof, or to reflect the occurrence of unanticipated events. The Company cautions readers that actual financial and operating results and industry conditions may differ materially from those projected in “forward-looking” statements included in this report.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such “forward-looking” statements to differ from the “forward-looking” statements.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the Company.

BUSINESS OVERVIEW

The interim consolidated financial statements of the Company include the accounts of the Company and its operating affiliate, IntelliPharmaCeutics Corp. (“IPC Corp”).

IPC Corp. is engaged in research and development of controlled-release pharmaceutical products.

Controlled-release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times. Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.

Our scientists have developed drug delivery technology systems that facilitate controlled-release delivery of a wide range of pharmaceuticals. These technology systems have branded collectively as the Drug Delivery Engine(™). These systems include several core technologies, which enable the Company scientists to flexibly respond to varying drug attributes and patient requirements, producing a desired controlled-release effect.

We apply our proprietary technology in two ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring new drug applications (“NDA”)), and (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring abbreviated new drug applications (“ANDA”)). An ANDA must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the FDA.

At present, the technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administered small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastro-intestinal, pain, diabetes and other significant indications.

 We operate in the niche market created by the expiration of drug product patents and drug product exclusivity periods. This represents two potential opportunities for us to license our technologies and products.

For branded immediate-release (multiple-times-per-day) products, we can formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product. Such products can be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that competes favourably with the generic immediate-release competition that arises on expiry of the original patent(s).

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products which are bioequivalent to the branded products. Our scientists have done so for over a half-dozen drug products previously, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of our scientists under their prior development agreements.  Such products can be licensed to and sold by distributors of generic products.

 Large pharmaceutical companies may license our improved products for life-cycle management and franchise extension of their branded products as they came off patent. With impending loss of branded product revenues, a new product such as ours, which offers the advantage of once-a-day dosing, should be very attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise.

Manufacturers and distributors of generic drugs may license the Company’s technologies and products. The generic once-a-day products may represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

In line with its business development initiatives, we have 3 active drug development agreements in place, 2 for the development of ANDA products and 1 for an NDA product.  Typical material terms are subject to negotiation and may include:

(i)	identification and specification of a target drug product and a development timetable;

(ii)	a license to the client for the technology actually used in the delivery formulation;

(iii)	a payment at the time of execution;

(iv)
milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;

(v)	bonuses for being first or early to make a regulatory filing or obtain regulatory approval;

(vi)	royalties or share of profits from commercial sales; and

(vii)	technology reversion clauses which operate to return all rights in the delivery technologies to the Company when projects or commercial sales which are terminated.

Subsequent to the end of the quarter the shareholders of IntelliPharmaCeutics Ltd. and Vasogen Inc. approved the plan of arrangement and merger where by the Company will combine with Vasogen to continue as a publicly traded entity to be called Intellipharmaceutics International Inc. at their respective shareholder meetings on October 19, 2009.All court and regulatory approvals required to effect the arrangement were received. The arrangement resulted in Intellipharmaceutics Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc., a new Vasogen company, that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LPeffective October 22, 2009. The completion of the arrangement results in a new publicly-traded company, Intellipharmaceutics International Inc. (“IPC”) that is traded on the TSX and NASDAQ.

We do not expect that this transaction will impact the business overview which is summarized above.

CRITICAL ACCOUNTING POLICIES

Use of estimates
The Company’s unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; the fair value option for financial assets and financial liabilities; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

Revenue recognition
The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, payments for research and development services that are not covered in the development agreements such as scale-up and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits
The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  As a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 we will no longer be eligible to claim refundable federal ITC’s.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval.  Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Stock-based compensation
Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-based Payment ("Statement 123(R)"). This statement replaces FASB Statement No. 123, Accounting for Stock-based Compensation ("Statement 123") and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires all share-based compensation, including grants of employee stock options, be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. The Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense. Note 10 to the September 30, 2009 interim consolidated financial statements provides detailed disclosure of the Company's stock options.

Income taxes
In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 effective January 1, 2007.  The adoption of FIN 48 had no material effect on the financial position, operations or cash flow of the Company.  Please see Note 11 to the September 30, 2009 interim consolidated financial statements for further discussion of the Company’s income taxes.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating and net capital losses, and which has been recognized in accordance with FIN 48, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on its use of its net operating and net capital loss carry-forwards.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141(R)"). SFAS 141(R) will change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity's first annual reporting period ending on or after December 15, 2008. SFAS 141R, as amended, retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting.  It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development costs at fair value and requires the expensing of acquisition-related costs as incurred.  The Company was required to adopt SFAS No. 141(R) effective January 1, 2009. This had no impact on the Company’s interim consolidated financial statements for the periods ended September 30, 2009.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51 ("SFAS 160"), which will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity within the consolidated balance sheet. SFAS 160 is effective as of the beginning of an entity's first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited.  SFAS 160 provides guidance for the accounting, reporting and disclosure of non-controlling interests, previously referred to as minority interests.  A non-controlling interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The Company was required to adopt SFAS No. 141(R) and SFAS No. 160 effective January 1, 2009. This had no impact on the Company’s interim consolidated financial statements for the periods ended September 30, 2009.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141(R)-1”).  FSP FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues with respect to initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  The FSP is effective for fiscal years beginning after December 15, 2008.  The Company was required to adopt FSP FAS 141(R)-1 effective January 1, 2009. As the Company did not acquire any businesses during the first nine months of 2009, the adoption of SFAS No. 141(R) and FSP FAS 141(R)-1 has had no impact on the Company’s interim consolidated statements.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”).  FSP FAS 157-4 provides additional guidance on the application of SFAS No. 157 in determining when a market is not active and whether a transaction is not orderly.  FSP FAS 157-4 also amends SFAS No. 157 to require disclosures in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The FSP is effective for financial statements issued after June 15, 2009, with early application permitted. This had no impact on the Company’s interim consolidated financial statements for the periods ended September 30, 2009.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”).  On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and standards.  All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.  SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  This had no impact on the Company’s interim consolidated financial statements for the periods ended September 30, 2009.

On May 28, 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”).  SFAS No. 165 applies to all entities, and provides guidance on management’s assessment of events that occur after the balance sheet date but before the issuance of the financial statements.  It distinguishes between subsequent events that should and should not be recognized in the financial statements, requires disclosure of the date through which subsequent events were evaluated, and requires disclosure of certain non recognized subsequent events. It requires that management assess subsequent events for both interim and annual reporting periods.  SFAS No. 165 is not expected to significantly change practice because its guidance is similar to that in previously-existing U.S. auditing literature for assessing and disclosing subsequent events.  Rather, SFAS No. 165 represents guidance directed specifically to management.  It is effective prospectively for interim or annual financial statements issued after June 15, 2009.   This had no impact on the Company’s interim consolidated financial statements for the periods ended September 30, 2009.

In April 2009, the FASB issued FASB Staff Position No. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”).  FSP FAS 115-2 amends existing guidance for determining whether an other than temporary impairment of debt securities has occurred.  The FSP is effective for financial statements issued after June 15, 2009.  This had no impact on the Company’s interim consolidated financial statements for the periods ended September 30, 2009.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” (FSP FAS 107-1 and APB 28-1”).  FSP FAS 107 and APB 28-1 amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments in interim as well as annual financial statements.  FSP FAS 107-1 and APB 28-1 also amends APB Opinion No 28, “Interim Financial Reporting, “to require those disclosures in all interim financial statements.  This standard is effective for periods ending after June 15, 2009.  This had no impact on the Company’s interim consolidated financial statements for the periods ended September 30, 2009.

FUTURE ACCOUNTING PRONOUNCEMENTS

On June 12, 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 (“SFAS No. 166”).  SFAS No. 166 reflects the FASB’s response to issues that entities have encountered with respect to applying FASB Statement No. 140 (“SFAS No. 140”).  It also addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by SFAS No. 140 in the wake of the subprime mortgage crisis and the global credit market deterioration and is intended to improve the accounting for transfers of financial assets.  SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company will therefore adopt SFAS No. 166 on January 1, 2010.  The Company does not expect this pronouncement to have a material impact on its financial condition, results of operations, or cash flow.

 On June 12, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”).  SFAS No. 167 amends the consolidation guidance that applies to variable interest entities (VIEs), and will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R) (“FIN 46(R)”).  The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R) as well as qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous FIN 46(R) conclusions, including 1) whether an entity is a VIE, 2) whether the enterprise is the VIE’s primary beneficiary, and 3) what type of financial statement disclosures are required.  SFAS No. 167 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company is currently evaluating the impact that SFAS No. 167 will have on its financial statements upon its adoption on January 1, 2010.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2008 and 2009 that will become effective in subsequent periods.  The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The Company’s exposure to market risk is limited to interest rate sensitivity, which is affected by changes in the general level of interest rates.

The Company had no foreign currency hedges or other derivative financial instruments as of September 30, 2009 and it does not enter into financial instruments for trading or speculative purposes and do not currently utilize derivative financial instruments.

INTERIM CONSOLIDATED RESULTS OF OPERATIONS

					Dollar & Percentage Change
	Three months ended		Nine months ended		Three months ended		Nine months ended
	Sep-30		Sep-30		Sep-30		Sep-30
	2009	2008	2009	2008	2009 vs 2008		2009 vs 2008
Revenue:
Research and development	$125,590	$180,388	$468,422	$1,159,964	$(54,798)	-30.4%	$(691,542)	-59.6%
	125,590	180,388	468,422	1,159,964	(54,798)	-30.4%	(691,542)	-59.6%
Expenses:
Cost of Revenue	86,773	374,712	200,970	1,106,934	(287,939)	-76.8%	(905,964)	-81.8%
Research and development	156,583	82,254	816,599	242,985	74,329	90.4%	573,614	236.1%
Selling, general and admin	238,012	363,554	560,159	740,965	(125,542)	-34.5%	(180,806)	-24.4%
Depreciation	98,480	132,965	300,129	465,265	(34,485)	-25.9%	(165,136)	-35.5%
	579,848	953,485	1,877,857	2,556,149	(373,637)	-39.2%	(678,292)	-26.5%

Loss before the undernoted	(454,258)	(773,097)	(1,409,435)	(1,396,185)	318,839	-41.2%	(13,250)	0.9%

Foreign exchange gain (loss)	321,750	(136,681)	508,380	(296,982)	458,431	335.4%	805,362	271.2%
Interest income	49	12,153	1,566	70,454	(12,104)	-99.6%	(68,888)	-97.8%
Interest expense	(33,280)	(17,971)	(63,922)	(60,471)	(15,309)	85.2%	(3,451)	5.7%

Net Loss for the period	(165,739)	(915,596)	(963,411)	(1,683,184)	749,857	-81.9%	719,773	-42.8%

Three-Month Period Ended September 30, 2009 Compared to Three-Month Period Ended September 30, 2008

Revenue
The Company recorded revenues of $125,590 for the three months ended September 30, 2009 versus $180,388 for the same period in 2008.  Revenue in the third quarter of 2009 was primarily comprised of upfront fees of $112,090, being a portion of upfront fees previously deferred that is recognized in this period and consulting fees of $13,500. There were no  cost reimbursement revenue recognized in the three month period ended September 30, 2009 compared to upfront fees of $130,123, consulting fees of $33,456 and cost reimbursements of $16,809 revenue recognized for the same period in 2008.  The decrease in revenue is due to the Company working on fewer partnered projects than during the same period in 2008.

Cost of Revenue
Cost of revenue decreased to $86,773 for the three months ended September 30, 2009 compared to $374,712 for the same period in 2008, a decrease of $287,939 or 77%.  This decrease in cost of revenue was due to the Company being engaged in fewer activities on its partnered projects compared to the same period in 2008. In addition, we reduced our staffing of technical employees involved in revenue generating activities related to research and development to reduce our expenditures.

Research and Development
Expenditures for research and development increased to $156,583 for the three months ended September 30, 2009 compared to $82,254 for the same period in 2008, an increase of $74,329 or 90%.  Several in-house projects were scaled and submission batches manufactured during the period in 2009, this activity was higher than the activity level during the same period in 2008.

Selling, General and Administrative
Selling general and administrative expenses were $238,012 for the three months ended September 30, 2009 as compared to $363,554 for the three months ended September 30, 2008, a decrease of $125,542 or 35%. Wages and benefits, marketing costs and administrative costs were lower in this period when compared with the prior year period. Accounting and Legal expenses are lower for the three months ended September 30, 2009 as these fees incurred in connection with the transaction whereby we have combined with Vasogen under a plan of arrangement and merger were deferred in the three month period ended September 30, 2009.  These deferred expenses will be charged to share capital in the fourth quarter when the transaction was completed. In the prior period these fees were expensed as incurred.

Expenditure for wages and benefits decreased to $79,456 for the three months ended September 30, 2009 compared to $92,484 for the same period in 2008, a decrease of $13,028 or 14%.   This is attributable to a decrease in administrative staffing salaries in the period ending September 30, 2009 compared to the prior period.

Administrative costs were $102,443 for the three months ended September 30, 2009 compared to $246,157 for the same period in 2008, a decrease of $143,714 or 58%.  The decrease is primarily due to a decrease in accounting and legal costs.  Accounting and Legal expenses are lower for the three months ended September 30, 2009 as these fees incurred in connection with the transaction whereby we have combined with Vasogen under a plan of arrangement and merger were deferred in the three month period ended September 30, 2009.  These deferred expenses will be charged to share capital in the fourth quarter when the transaction was completed. In the prior period these fees were expensed as incurred.

Marketing costs were $41,896 compared to $10,588 for the same period in 2008, an increase of $31,308 or 295%.  The increase in marketing costs was due to increase primarily in travel and accommodation expenses for business development during this period.

Occupancy costs decreased to $14,217 for the three months ended September 30, 2009 from $14,325 for the same period in 2008.  There was no significant change in the Canadian dollar amounts.

Depreciation
Depreciation expense was $98,480 for the three months ended September 30, 2009 representing a decrease of $34,485 or 26% as compared to the same period in 2008.  This decrease was primarily due to reduced investment in property and equipment and leasehold improvements as the Company cut down expenses until financing could be secured.

Foreign Exchange (Loss) Gain
Gain on foreign exchange was $321,750 for the three months ended September 30, 2009 compared to a loss of $136,681 for the same period in 2008.  The higher gain for the three months ended September 30, 2009 in comparison to the same period in 2008 was due to the strengthening of the US dollar against the Canadian dollar from $1.00 (US) for $1.0642 (Cdn) at September 30, 2008 to $1.00 (US) for $1.0707 (Cdn) at September 30, 2009. Over the course of the three months period, the exchange rate averaged $1.00 (US) for $1.0974 (Cdn).

Interest Income
Income from interest decreased to $49 for the three months ended September 30, 2009 as compared to $12,153 for the same period in 2008 a decrease of $12,104 or 99% due to lower cash balances in the Company’s accounts during the period ended September 30, 2009.

Interest Expense
The interest expense increased to $33,280 for the three months ended September 30, 2009 from $17,971 for the same period in 2008; an increase of $15,309 or 85%. The amount outstanding on a related party loan which accrues interest at 6% annually was lower at the end of Q3 2008 versus Q3 2009.  In addition, there were more funds provided by related party in Q3 of 2009 as compared to Q3 of 2008 which led to the higher outstanding amount in the related party loan.

Nine-Month Period Ended September 30, 2009 Compared to Nine-Month Period Ended September 30, 2008

Revenue
The Company recorded revenues of $468,422 for the nine months ended September 30, 2009 versus $1,159,964 for the same period in 2008. Revenue in the first three  quarters of 2009 was comprised of upfront fees of $339,548, research and development service fees of $127,464 and cost reimbursements in the amount of $1,410 compared to upfront fees of $518,287, research and development service fees of $560,318 and cost reimbursements in the amount of $81,359 in the same period in 2008.  The decrease in revenue can be primarily attributed to the Company having more scale up activity with its partnered projects in 2008, compared to 2009 when the Company wasn’t as actively involved in scale up services for its partnered projects. During the nine months ended September 30, 2009 there was generally less activity on our partnered projects.

Cost of Revenue
Cost of revenue decreased to $200,970 for the nine months ended September 30, 2009 compared to $1,106,934 for the same period in 2008, a decrease of $905,964 or 82%.  The difference is due to less activity on partnered projects in the first nine months of 2009 compared to 2008.

Research and Development
Expenditures for research and development increased to $816,599 for the nine months ended September 30, 2009 compared to $242,985 for the same period in 2008, an increase of $573,614 or 236%.  The Company performed more activity on its own projects in the nine months ended September 30, 2009, compared to the same period in 2008, several projects were advanced to scale-up

Selling, General and Administrative
Selling, general and administrative expenses were $560,159 for the nine months ended September 30, 2009 as compared to $740,965 for the nine months ended September 30, 2008, a difference of $180,806 or 24%.  The decrease is due to a decrease in expenses related to legal fees , wages, marketing cost and occupancy costs.

Expenditure for wages and benefits decreased to $244,814 for the nine months ended September 30, 2009 compared to $284,242 for the same period in 2008, a decrease of $39,428 or 14%.   This is attributable to a decrease in administrative staffing levels and salary reductions in the period ending September 30, 2009 compared to the prior period.

Administrative costs were $208,143 for the nine months ended September 30, 2009 compared to $326,470 for the same period in 2008, a decrease of $118,327 or 36%.  The decrease is primarily due to a decrease in legal costs in the same period in 2008. Accounting and Legal expenses are lower for the nine  months ended September 30, 2009 as legal fees incurred in connection with the transaction whereby we have combined with Vasogen under a plan of arrangement and merger were deferred in the nine month period ended September 30, 2009.  These deferred expenses will be charged to share capital in the fourth quarter when the transaction was completed. In the prior period these fees were expensed as incurred.

Marketing costs were $65,767, a decrease of $14,896 or 18% from the same period in 2008.  The reduction in marketing costs was due to decrease primarily in travel and advertising during this period.

Occupancy costs decreased to $41,435 for the nine months ended September 30, 2009 from $49,590 for the same period in 2008 a decrease of $8,155 or 16%.  There was no significant change in the Canadian dollar amounts.

Depreciation
Depreciation expense was $300,129 for the first nine months of 2009 representing a decrease of $165,136 or 36% as compared to the same period in 2008 primarily due to reduced investment in property and equipment and leasehold improvements as the Company cut down on investments until financing could be secured.

Foreign Exchange (Loss) Gain
Gain on foreign exchange was $508,380 for the nine months ended September 30, 2009 compared to a loss of $296,982 for the same period in 2008.  The higher gain for the nine months ended September 30, 2009 in comparison to the same period in 2008 was due to the strengthening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.0642 (Cdn) at September 30, 2008 to $1.00 (US) for $1.0707 (Cdn) at September 30, 2009. Over the course of the nine months period ended September 30, 2009 the exchange rate averaged $1.00 (US) for $1.1697 (Cdn).

Interest Income
Interest income decreased to $1,566 for the nine months ended September 30, 2009 as compared to $70,454 for the same period in 2008 an increase of $68,888 or 98%. Interest income is generated from short term investments in the Company’s accounts, and the cash balance was significantly higher in the 2008 period.

Interest Expense
The interest expense increased to $63,922 for the nine months ended September 30, 2009 from $60,471 for the same period in 2008 an increase of $3,451 or 6%.  The amount outstanding on a related party loan which accrues interest at 6% annually was lower at the end of Q3 2008 versus Q3 2009.  In addition, there were more funds provided by related party in Q3 of 2009 as compared to Q3 of 2008 which led to the higher outstanding amount in the related party loan.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenues	Net Loss	Loss per share
September 30,2009	125,590	(165,739)	(0.01)
June 30, 2009	118,460	(224,662)	(0.01)
March 31, 2009	224,372	(573,012)	(0.03)
December 31,2008	117,740	(2,081,991)	(0.12)
September 30,2008	180,388	(915,596)	(0.05)
June 30, 2008	268,426	(470,335)	(0.03)
March 31, 2008	711,150	(297,252)	(0.02)
December 31, 2007	519,033	(373,984)	(0.02)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

					Dollar & percentage Change
	Three months ended		Nine months ended		Three months ended		Nine months ended
	Sep-30		Sep-30		Sep-30		Sep-30
	2009	2008	2009	2008	2009 vs 2008		2009 vs 2008
Cash flows used in operating activities	$(186,889)	$(999,033)	$(1,373,692)	$(1,922,985)	$812,144	-81.3%	$549,293	-28.6%
Cash flows from (used in) financing activities	$172,957	$(8,487)	$494,031	$(168,101)	$181,444	-2137.9%	$662,132	-393.9%
Cash flows used in investing activities:	$(2,402)	$(36,822)	$(11,289)	$(105,585)	$34,420	-93.5%	$94,296	-89.3%
Decrease in cash	$(16,334)	$(1,044,342)	$(890,950)	$(2,196,671)	$1,028,008	-98.4%	$1,305,721	-59.4%

Cash, beginning of period	$25,518	$2,045,604	$902,213	$3,202,294	$(2,020,086)	-98.8%	$(2,300,081)	-71.8%
Effect of foreign exchange gain (loss) on cash held in foreign currency	$1,699	$(3,538)	$(380)	$(7,899)	$5,237	-148.0%	$7,519	-95.2%
Cash, end of period	$10,883	$997,724	$10,883	$997,724	$(986,841)	-98.9%	$(986,841)	98.9%

Sources of cash have been financing activities and revenues from development contracts.  The Company had cash of $10,883 as at September 30, 2009, compared to $997,724 at September 30, 2008. For the three months ended September 30, 2009 the company’s cash decreased to $10,883 compared to $25,518 for the period ended June 30, 2009.

Net cash used by operating activities was $1,373,692 for the nine month period ended September 30, 2009 as compared to net cash used in operating activity of $1,922,985 in the comparative period of the prior year.  This variance was mainly due to accounts receivables decreasing by $22,360 during the nine months ended September 30, 2009 compared to accounts receivable decreasing $526,833 during the nine months ended September 30, 2008.  As well as a significant increase in Accounts payable by $589,632  during the nine months ended September 30, 2009 compared to accounts payable decreasing $163,803 during the nine months ended September 30, 2008.

During the nine months ending September 30, 2009, the Company received $1,079,661 that was advanced by related parties, as well as an increase in deferred cost to $614,605 during the nine months ended September 30, 2009. The increase in the deferred cost is due to legal fees incurred in connection with the transaction whereby we have combined with Vasogen under a plan of arrangement and merger

Net cash used in investing activities was $11,289 for the nine months ended September 30, 2009 compared to $105,585 for the nine months ended September 30, 2008. This represents a decrease in investment in equipment in the nine months ended September 30, 2009.

During the nine months ended September 30, 2009, the net decrease in cash was $890,950.

Currently, we do not anticipate generating sufficient cash flows from operations as we pursues the development of a portfolio of NDA and ANDA products.  Our future liquidity and cash requirements will depend on a wide range of factors, including the success of development programs, securing licensing contracts as well as procurement of co-development or other collaborations. Therefore, as development of products continues, it will be necessary to raise capital or seek additional financing. While there can be no assurance that such raising of capital or financing would be available in the amounts and on terms acceptable to us, management currently believes that such financing would likely be available on acceptable terms.

As a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 we received approximately $10 million of net cash as defined in the arrangement agreement in the combined entity.

During the three and nine month periods ended September 30, 2009 we had taken initiatives to lower operating expenses. Cost reduction initiatives included a decrease in wages and benefits for both administrative and research and development staff as well as a reduction in overall staffing levels.  We have also implemented a hold on equipment purchase and clinical trials during these periods.

Repayments for a related party loan are restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from securities received by us, scientific tax credits received in cash by us and up to a maximum of Cdn. $800,000 from proceeds received by us in the merger and arrangement transaction recently completed with Vasogen Inc. Thus our current cash reserves will not be used for such repayment other than to the limited extent described in the Vasogen transaction.

As a research and development company, we are eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of the Company, up to 35% of research and development expenses in any fiscal year can be claimed.  Eligible research and development expenses include salaries for employees involved in research and development, cost of materials, equipment purchases as well as third party contract services.  This amount is not a reduction in income taxes but a form of government grant based on the level of research and development that the Company carries out.

Based on management’s best estimate, as at September 30, 2009, we have a receivable in the amount of $1,612,094 comprised of research and development investment tax credits for research and development activities carried out during the period. Realization of these credits is subject to government approval; however, management is reasonably assured that we will receive a substantial portion of this during the first quarter of fiscal 2010. We have claimed these tax credits for several years, and to date we have received the funds reasonably close to the estimated and expected timing.

The Company and Vasogen Inc. completed a plan of arrangement and merger, where by the Company will combine with Vasogen to continue as a publicly-traded entity to be called Intellipharmaceutics International Ltd.

As a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 former shareholders of Intellipharmaceutics Ltd. own approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen own approximately 14% of the outstanding common shares of IPC. Each former Vasogen shareholder will receive 0.065963061 common shares of IPC, and each former Intellipharmaceutics Ltd. shareholder will receive 0.552788117 common shares of IPC, for each share they exchange in the transaction. Following completion of the arrangement, IPC now has 10,907,060 common shares outstanding.

As As a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 each former Vasogen option holder will receive 0.065963061 options to purchase common shares of IPC, and each former Intellipharmaceutics Ltd.  Option holder will receive 0.552788117 options to purchase common shares of IPC, for each share they exchange in the transaction. Following completion of the arrangement, IPC now has 2,856,003 options to purchase common shares of IPC outstanding.

As a result of the transactions, as described in the “Business Overview”, effective October 22, 2009 each of the 2.0 million warrants outstanding that were issued in connection with the November 2006 financing and each of the 4.0 million warrants outstanding that were issued in connection with the May 2007 financing will become New Vasogen Warrants on the basis of one New Vasogen warrant for each warrant held.  Then each of the New Vasogen warrants will become such number of IPC Warrants for each New Vasogen Warrant as is determined on the basis of the Vasogen Exchange Ratio pursuant to the Plan of Arrangement and the exercise price per New IPC Share issuable upon exercise of each  IPC warrant will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen warrant by such Vasogen Exchange Ratio.  Following completion of the arrangement, IPC now has 393,583 warrants to purchase common shares of IPC outstanding. In addition approximately 87,256 broker warrants will be issued in connection with this transaction.

PRODUCT DEVELOPMENT

We continue to advance the internal product pipeline. Four products are scaled and submission batches have been manufactured. Pivotal bioavailability/bioequivalence studies have commenced on two of these products and all four are undergoing evaluation of stability.  Two other projects are in the process of technology transfer and scale up. We are exploring licensing agreements for all of these products. While there is no assurance that licensing agreements will be secured, management believes that the chances to secure such agreements are reasonable. The table below shows the present status of each of our present ANDA or NDA candidate products. As is customary in a competitive generic drug market where knowledge of development by a competitor can commence or accelerate steps by other drug developers to complete their own development for that product and be “first to file” with various exclusivity and priority rights that can sterilize the value of a product under development, the drugs in our current pipeline are indicated by a product number rather than by a name.  The public disclosure of a name of a product under development would provide that information to competitors and put our drug development at exceptional and unusual risk.

Product (Country)	Type	Status
Product I (USA)	ANDA	Filed with FDA

Product II (USA)	ANDA	Awaiting results of Pivotal Clinical Studies

Product III (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies; Pivotal. bioequivalence studies have commenced

Product IV (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies; Pivotal bioequivalence Studies have commenced

Product V (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies.

Product VI (USA)	ANDA	Scaled-up, Submission batched manufactured; Undergoing stability studies.

Product VII (USA)	ANDA	Scale up

Product VIII (USA)	ANDA	Scale Up

Product IX (USA)	NDA	Production for further Bioavailability Studies

Product X (USA)	NDA	Bioavailability Studies; Consulting with FDA

Product XI (USA)	ANDA	Formulation

Product XII (USA)	ANDA	Formulation

Product XIII (USA)	ANDA	Formulation

Product XIV (USA)	NDA	Pre-formulation

Product XV (USA)	NDA	Pre-formulation

Below is a list showing the major research and development steps which we must execute or oversee for each ANDA or NDA candidate prior to filing with a regulator such as the FDA:

1)	Pre-Formulation
2)	Formulation
3)	Manufacture of Pilot Bio-batches
4)	Conduct Pilot Bioequivalence Studies
5)	Scale-up to Manufacturing Scale

6)	Manufacture of Batches for Pivotal Bioequivalence Studies and Submission
7)	Conduct Pivotal Bioequivalence Studies
8)	Conduct Stability Studies
9)	Prepare and File Dossier for Submission with the FDA

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.

		Payments Due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	Over 5 years

Capital Lease Obligations	$58,907	$10,959	$47,948	$—	$—

Operating Obligations	17,208	17,208	—	—	—

Total Contractual Obligations	76,115	28,167	47,948	—	—

The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end by 2012.  Operating obligations related to the lease of premises that expire on November 2009.

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at December 31, 2008, there were no pending litigation or threatened claims is outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the “Cervus Agreement”), Vasogen and New Vasogen entered into an indemnity agreement (the “Indemnity Agreement”).  The Indemnity Agreement is designed to provide Vasogen, following the completion of the plan of arrangement, with indemnification from New Vasogen, the resulting entity that will carry on the business previously carried on by Vasogen, for claims relating to Vasogen’s and New Vasogen’s business that are brought against Vasogen in the future, subject to certain conditions and limitations.  New Vasogen’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement are limited to an aggregate of Cdn$1,455 with a threshold amount of Cdn$50 before there is an obligation to make a compensation payment.  As a result of the transactions, as described in the “Business Overview”, that were effective October 22, 2009, IPC will assume all obligations and liabilities of New Vasogen pursuant to the Indemnity Agreement.

RELATED PARTY TRANSACTIONS

As at September 30, 2009, we had an outstanding promissory note payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of $2,303,258, compared to September 30, 2008 at which time the amount was $1,044,051.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of September 30, 2009, the Company was not involved in any material unconsolidated SPE transactions.

RISKS RELATED TO THE COMPANY’S BUSINESS

Intellipharmaceutics is a small size pharmaceutical research and development company with substantial operation in the generic pharmaceuticals space. The Company has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section, however, the factors and uncertainties are not limited to those stated.

Our operating affiliate, IntelliPharmaCeutics Corp., has incurred losses through September 30, 2009 of $963,411 and for the years ended December 31, 2008, 2007 and 2006 of $3,319,548, $623,983 and $1,264,842 respectively. As at September 30, 2009, we had an accumulated deficit of $12,431,127. These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.

Since the products in our pipeline are still under development, we will continue to incur losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether our drug formulations receive the approval of the Food and Drug Administration (“FDA”) or of other applicable regulatory agencies and whether we are able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

As at  September 30, 2009, we owe Dr. Isa Odidi, Chairman and Chief Executive Officer (CEO) and Dr. Amina Odidi, President and Chief Operating Officer (COO), $2,303,258 (C$2,466,098) in connection with loans previously made by them to the Company that are payable on demand.  A demand for payment of these amounts owing could restrict our cash flow and could hinder or slow operations.

Because the pharmaceutical industry is highly litigious, we may be required to institute or defend lawsuits, at significant cost resulting in monetary damages, both of which could disrupt the Company’s business operations.

Because we are significantly smaller and less experienced than many of our competitors, we may lack the financial resources and experience necessary to successfully bring its products to market.

Governmental authorities in the United States, Canada and other jurisdictions regulate the research and development, testing and safety of pharmaceutical products. The cost of complying with government regulations can be substantial and may exceed our available resources causing delay or cancellation of product introductions.

Any failure or delay in obtaining regulatory approvals could make the Company unable to market the products developed and therefore affect our business, results of operations, financial condition and cash flows.

The business of the Company is subject to extensive federal, state, provincial and local environmental laws and regulations (current and future) which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations. We may incur substantial costs to comply with environmental laws and regulations.

Our operating affiliate, Intellipharmaceutics Corp., is based in Canada, and because the Company incurs expenses in Canadian currency, fluctuations in exchange rates could adversely affect our financial results.

While we currently have, and in some cases are contractually obligated to, maintain insurance for our business, property and products as they are administered in bioavailability/bioequivalence studies, first and third party insurance is increasingly costly and narrow in scope.  Therefore, the Company may be unable to meet such contractual obligations or may be required to assume more risk in the future.

Various internal and external factors may have favourable or unfavourable effects on our future effective tax rate. These factors include but are not limited to changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of research and development spending, and changes in overall levels of pre-tax earnings. If those Canadian tax laws which currently allow the Company to get back a certain portion of research and development expenditures from government agencies as tax credits were substantially negatively altered or eliminated, if our applications for tax credits are refused, or if the current status of the Company as a Canadian Controlled Private Corporation changes it no longer qualifies for such credits, it would have a material adverse effect upon our financial results.

Successful development of our products is highly uncertain, requires significant expenditures and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in research or early phases of development may fail to reach the later stages of development or the market for several reasons. As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

The development of bioequivalent versions of existing drugs is a particularly litigation-prone specialization, and thus the Company faces a constant and substantial risk of litigation that could materially adversely affect revenues by preventing the sale of key products or realisation of milestones. There has been substantial litigation in the pharmaceutical industry concerning the manufacturing, use and sale of new products that are the subject of conflicting patent rights in this sector of the industry. A patent infringement challenge would prevent FDA approval of an application to market a generic, i.e. an abbreviated new drug application (ANDA) for a period which ends 30 months after the receipt of notice of non-infringement by the filer of the ANDA, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, the Company faces such challenges.

We rely on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. These confidentiality agreements may be breached, as well third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner, and we may not have adequate remedies for such breaches. As well, others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology.

Liability exposures for pharmaceutical products can be extremely large and pose a material risk and in some instances, we may be or may become contractually obligated to indemnify third parties for such liability.  The business of the Company may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that may be in place.

We are dependent upon the scientific expertise of Dr. Isa Odidi, Chairman and CEO, and Dr. Amina Odidi, President, President and COO and if we lose one or both of them, or we are unable to attract and retain additional personnel, we may be unable to successfully develop the business.

The success of the business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate a large number of new employees into the corporate culture, as well as the ability to develop and maintain important relationships with key distributors. Competition for these types of personnel and relationships is intense, and the failure to obtain and retain such personnel could have material adverse consequences.

Certain raw materials that we use may be the proprietary products of third parties, and a material shortage, contamination or recall of such products could adversely affect product development or sales.